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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.       )

                          EXIGENT INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                          EXIGENT INTERNATIONAL, INC.
                      (NAMES OF PERSONS FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (INCLUDING THE ASSOCIATED SERIES B
             JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  302056 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               BERNARD R. SMEDLEY
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                                1830 PENN STREET
                            MELBOURNE, FLORIDA 32901
                                 (321) 952-7550
    (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED TO RECEIVED
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                                With copies to:

                              NOEL H. NATION, ESQ.
                                BAKER & MCKENZIE
                              1200 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 789-8900

[  ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
     MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

     This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates to an offer by Manatee Merger Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Harris Corporation, a Delaware corporation ("Harris"), to purchase all of the outstanding shares of common stock (as defined below) of Exigent International, Inc., a Delaware corporation ("Exigent" or the "Company").

ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is Exigent International, Inc. The address of its principal executive office is 1830 Penn Street, Melbourne, Florida 32901, and its telephone number there is (321) 952-7550.

     The title of the class of equity securities to which this Statement relates is the Company's common stock, par value $0.01 per share (including the associated Series B Junior Preferred Participating Stock Purchase Rights) (the "Shares"). As of April 2, 2001, there were 6,044,401 Shares issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     (A) Name and Address

     The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (B) Tender Offer

     This Statement relates to the tender offer being made by the Purchaser and Harris, to purchase all outstanding Shares at a purchase price of $ 3.55 per Share, net to the seller in cash (less any required withholding taxes), without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are incorporated herein by reference as Exhibits 1 and 2 herewith, respectively. The Offer is described in a Tender Offer Statement filed on Schedule TO, dated April 17, 2001 (the "Schedule TO"), which was filed with the United States Securities and Exchange Commission (the "Commission"), on April 17, 2001, and is incorporated herein by reference.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 2, 2001, by and among the Company, Harris and the Purchaser (the "Merger Agreement"). The Merger Agreement provides that, among other things, as soon as practicable following consummation of the Offer and satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law, the Purchaser shall be merged with and into the Company (the "Merger") with the Company (whose name will be changed to Harris-Exigent, Inc.) continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each outstanding share of common stock (other than shares held by the Company or Harris or any of their respective subsidiaries and by stockholders who perfect and do not withdraw or otherwise lose their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration, which will be $ 3.55 per Share, net to the seller in cash, without interest (less any required withholding taxes), or any other higher price paid in the Offer. The Merger Agreement was previously filed with the Commission on April 10, 2001 in connection with the Company's Current Report on Form 8-K and is incorporated herein by reference.

     Concurrently with the execution of the Merger Agreement, Harris and the Purchaser entered into a Voting and Tender Agreement (the "Voting and Tender Agreement") with the Company's Chairman and Chief Executive Officer, Bernard R. Smedley, under which he agreed to tender all of his Shares in the Offer upon the terms and conditions set forth therein. The Voting and Tender Agreement was filed with the Commission on April 10, 2001 in connection with the Company's Current Report on Form 8-K and is incorporated herein by reference.

     As set forth in the Schedule TO, the principal executive office of the Purchaser and Harris is located at 1025 West NASA Boulevard, Melbourne, Florida 32919. The telephone number of both the Purchaser and Harris is (321) 727-9100.

                                        1
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ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Except as set forth in this response to Item 3 or in ANNEX A attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements, or understandings and no actual or potential conflicts of interest between the Company or its affiliates on the one hand and the Purchaser or its executive officers, directors or affiliates or the Company's executive officers, directors or affiliates on the other hand.

     Confidentiality Agreement. In connection with the Merger, Harris executed a customary confidentiality agreement on January 26, 2001 in order to receive non-public information concerning the Company. Pursuant to the confidentiality agreement, Harris agreed to keep confidential certain information regarding the Company. The confidentiality agreement also contains customary non-solicitation and standstill provisions.

     Merger Agreement. The summary of the Merger Agreement and the statement of the conditions to the Offer in Sections 13 and 15, respectively, of the Offer to Purchase are incorporated in this Schedule 14D-9 by reference. The summary and description of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 3 to this Statement and is incorporated in this Statement by reference.

     Voting and Tender Agreement. In connection with the Merger, Harris, the Purchaser and Bernard R. Smedley, the Company's Chairman of the Board and Chief Executive Officer, entered into the Voting and Tender Agreement, dated April 2, 2001, which provides that Mr. Smedley, would, among other things, (1) tender his Shares in the Offer and (2) vote his Shares, if any, to approve the Merger and the Merger Agreement.

     Contracts between Harris and The Company's Subsidiaries. On February 2, 2000, Exigent Software Technology, Inc., a Florida corporation and a wholly-owned subsidiary of the Company ("ESTI") entered into a services subcontract with Harris. The nature of this work is classified. On August 4, 2000, Exigent Digital Telecom & Wireless Networks, a Delaware corporation and a wholly-owned subsidiary of the Company ("EDT&WN") entered into a subcontract with Harris where it agreed to provide JTRS integration support and XML definition.

     Director and Officer Indemnification; Insurance. Pursuant to the Merger Agreement, the certificate of incorporation and bylaws of Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the Company's certificate of incorporation and bylaws, which shall not be amended, repealed or otherwise modified for a period of six years from the effective time of the Merger (the "Effective Time") in any manner that would adversely affect the rights of individuals who at any time prior to the Effective Time were directors or officers of the Company or any of its subsidiaries (the "Indemnified Persons"), unless such modification was required by Delaware law. In addition, Harris will cause a "tail" directors' and officers' insurance policy to be maintained for a period of three years from the Effective Time for the Indemnified Persons to the extent that it provides coverage for events occurring before the Effective Time for all persons who were officers or directors of the Company on the date of the Merger Agreement (the "D&O Insurance"). Harris may substitute the Board's current D&O Insurance policy so long as it will be on terms and conditions which are not materially less favorable than those currently provided. In the event that the annual premium for such coverage exceeds 200% of the current annual premium for such coverage, Harris is only obligated to maintain the best coverage that reasonably can be maintained for an annual premium equal to 2.0 times the annual premium as of April 2, 2001; provided, however, that in no event shall the policy limits of such coverage be less than two-thirds of the policy limits in effect as of April 2, 2001.

     Treatment of Stock Options. The Company maintains seven stock option plans (the "Plans"), including the Company's Omnibus Stock Option and Incentive Plan (the "Omnibus Plan") and the Company's Independent Director Stock Option Plan
(5NQ) (the "Director Plan"). All options issued under plans other than the Omnibus Plan and the Director Plan are fully vested. Pursuant to the terms of the Omnibus Plan, all options issued under such plan vest and are exercisable during the 15 day period prior to the occurrence of a "Terminating Transaction," which is defined to include the acquisition of 51% or more of the equity interests of the Company. Under the original terms of the Omnibus Plan, such plan would terminate and all options issued thereunder would be canceled upon the occurrence of a Terminating Transaction. However, in connection with the proposed

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transaction with the Purchaser, the Company amended the Omnibus Plan to provide that upon the acquisition of the Company's shares by Purchaser pursuant to the Offer, the plan would remain in effect until the consummation of the Merger at which point each option would be canceled in exchange for the right to receive an amount equal to the product of (a) the difference between the per share merger consideration payable to each shareholder in connection with the merger and the exercise price of the option and (b) the number of shares subject to the option. Under the Omnibus Plan, as amended, option holders would not be entitled to exercise their options between the date on which the Offer is consummated and the Effective Time. Pursuant to the terms of the Director Plan, all of the options issued under such plan automatically vest and become exercisable in connection with the sale of the Company through a sale of its stock by stockholders. Such vesting occurs on the closing of the sale or the record date established for stockholder participation.

     Except as indicated in the chart below, none of the Company's executive officers or directors hold stock options with an exercise price less than the per share Offer price of $3.55. The chart below sets forth (i) the number of shares subject to options with a per Share exercise price less than the per Share price held by the Company's executive officers and directors and (ii) the net amount such executive officers would receive either in connection with the option exercise and Share tender or the cash out of such options in connection with the Merger.

                                                                          SHARES SUBJECT TO OPTIONS
                                                                         WITH AN EXERCISE PRICE LESS     VALUE
             NAME                               POSITION                    THAN THE OFFER PRICE        REALIZED
             ----                  ----------------------------------    ---------------------------    --------
Bernard R. Smedley.............    Chairman and Chief Executive                    382,665              $ 85,654
                                   Officer
Sally Ball.....................    Executive Vice President and                    130,000              $124,000
                                   Chief Financial Officer
Larry Whitfield................    President of ESTI                                50,000              $ 49,375
Glenn Dennis...................    President of Exigent Solutions                  125,000              $ 53,125
                                   Group, Inc.
Patricia Frank.................    Director of Shareholder Relations,               65,200              $ 62,110
                                   Corporate Administration and
                                   Secretary
William Presley................    Senior Vice President of ESTI and                44,466              $ 32,157
                                   Chief Technical Officer
Arthur Collier.................    Director                                         40,000              $ 17,000
Gordon Comerford...............    Director                                         10,000              $ 19,250
Robert Janowiak................    Director                                         30,000              $  5,250
Joseph Kraemer.................    Director                                         17,500              $ 24,781
William Usher..................    Director                                         20,000              $ 19,250
Stephen Wolff..................    Director                                         17,500              $ 24,781

ITEM 4.  THE SOLICITATION AND RECOMMENDATION

     (a) Recommendation of The Board

     At a meeting held on April 2, 2001, the Company's Board of Directors unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the terms of the Offer and the Merger, are fair to, and in the best interests of, the holders of the Shares, (2) approved and adopted the Merger Agreement, the Voting and Tender Agreement and the transactions contemplated thereby, including the terms of the Offer and the Merger (collectively, the "Transactions"), and (3) recommends that the Company's stockholders accept the Offer, approve the Merger Agreement and the Transactions, and tender their Shares pursuant to the Offer.

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

     (b)(i) Background of the Offer

     On an ongoing basis, the Company's Board of Directors evaluates the Company's financial performance against the Company's business plan and strategic alternatives, including potential business combinations and strategic investments. In November 2000, the Company announced that its Board of Directors had authorized management to explore strategic alternatives to enhance shareholder value, including the possible sale of all or a part of the Company's assets, and that the Company had engaged CIBC World Markets Corp. ("CIBC World Markets") as its financial advisor to assist the Company in those efforts.

     From November 2000 through January 2001, approximately 50 parties, both strategic and financial, were contacted to solicit such parties' interest in a possible transaction with the Company. Of the parties contacted, approximately 11 parties, including Harris, expressed interest in a potential transaction and were provided with a descriptive memorandum concerning the Company after executing appropriate confidentiality agreements. Prospective bidders were requested to submit preliminary indications of interest during the month of January 2001.

     Concurrently, the Company's non-management members of its Board of Directors met periodically to explore the viability of an internal reorganization of the Company's operations. In November 2000, the Company engaged IntegraGroup International, Inc. ("IntegraGroup") to prepare an independent determination of potential restructuring measures and related financial models.

     On November 10, 2000, at a telephonic meeting of the Board of Directors in which the Company's management and CIBC World Markets participated, the Board was updated as to the process being undertaken to solicit third party indications of interest. At this meeting, the Board also discussed the potential impact that an internal restructuring of the Company, if undertaken, might have on such process.

     On December 8, 2000, the Company's Board of Directors met with the Company's management, Baker & McKenzie (counsel to the Company), CIBC World Markets and IntegraGroup. At this meeting, the Board was again updated on the Company's efforts to solicit third party indications of interest. Also at this meeting, representatives of IntegraGroup presented profitability analyses for the Company's lines of business and alternate budgets for restructuring in the event that the Company's solicitation process did not result in an acceptable offer for the Company or was ultimately not pursued. A review of the Board's fiduciary duties in the context of an acquisition transaction was provided by Baker & McKenzie.

     During January 2001, the Company received preliminary indications of interest from three parties, one for the Company's ESTI business only and two for the Company as a whole, including a preliminary indication of interest from Harris reflecting a total equity valuation for the Company of $16 million in cash. This proposal was based solely on Harris's review of publicly available information on the Company. Accordingly, on January 26, 2001, Harris executed a customary confidentiality agreement to enable it access to non-public information of the Company.

     On January 29, 2001, at a telephonic meeting, the Company's Board of Directors met with the Company's management and financial advisor to discuss the indications of interest received from third parties, including the proposal received from Harris, and instructed the Company's financial advisor to continue negotiations with such parties. Also at that meeting, the Board of Directors authorized the engagement of separate outside counsel for the outside directors to provide them with independent legal advice regarding the Company's strategic planning initiative as well as consideration of the reorganization or restructuring alternatives and the Board's applicable fiduciary responsibilities.

     During the week of February 5, 2001, Harris verbally increased its preliminary indication to reflect a total equity valuation of $22 million in cash.

     On February 21, 2001, the Company's Board of Directors met with the Company's management, legal and financial advisors and other consultants to discuss the Company's solicitation process and other matters. Prior to the Board of Directors' meeting, the Board of Directors was provided with a form of cash tender offer and merger agreement. At the Board meeting, the Company's and the outside directors' legal advisors discussed with the directors potential transaction structures and the form of agreement. The outside directors also met both with the full Board and separately with their special legal counsel, RubinBaum, LLP. The Board meeting also included a detailed presentation of a potential restructuring by IntegraGroup to the outside directors and their special legal
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counsel. In addition, the outside directors determined to establish, and the full Board of Directors approved, the establishment of an ad hoc committee to, among other things, work with management to develop and evaluate potential reorganization efforts.

     During the week of February 26, 2001, interested third parties, including Harris, were invited to conduct a due diligence review of the Company at an off-site location and to attend management presentations regarding the Company and its business operations.

     During negotiations conducted from March 21, 2001 through March 23, 2001, Harris verbally increased its offer to acquire the Company for a total equity valuation of $23 million in cash or approximately $3.55 per Share.

     On March 23, 2001, the Company's Board of Directors met to discuss the revised offer from Harris and the status of negotiations. At that meeting, the Company's legal and financial advisors reviewed with the Board their discussions with Harris and the open transaction terms to be negotiated. Further, the Board of Directors was presented with various financial materials prepared by IntegraGroup relating to the potential reorganization of the Company's operations. The Board members also discussed the financial findings of the ad hoc board committee in light of the offer by Harris. After lengthy discussion, the Board authorized continued negotiations with Harris.

     From March 23, 2001 until April 2, 2001, the parties, assisted by their respective legal and financial advisors, negotiated the terms of the definitive Merger Agreement and discussed the open transaction terms to be negotiated.

     On April 2, 2001, the Company's Board of Directors met to review the final terms of the proposed transaction with Harris. At this meeting, representatives from Baker & McKenzie and RubinBaum LLP advised the Board of Directors as to the contents of the Merger Agreement, a draft of which had previously been provided to the members of the Board of Directors. The Board received a report from the outside directors regarding further discussions with and evaluations from the IntegraGroup. The report concluded that the risks and uncertainties of pursuing an internal reorganization were great. Also at this meeting, CIBC World Markets reviewed with the Board its financial analysis of the consideration payable in the Offer and the Merger and rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated April 2, 2001) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $3.55 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Harris and its affiliates) was fair, from a financial point of view, to such holders. After full discussion, the Company's Board of Directors unanimously determined that a reorganization alternative was not in the best interests of shareholders and voted to approve the Merger Agreement and the Voting and Tender Agreement.

     In the evening of April 2, 2001, the Company, Harris and Purchaser executed the Merger Agreement and Bernard R. Smedley, Harris and Purchaser executed the Voting and Tender Agreement.

     Prior to the opening of the financial markets on April 3, 2001, the parties issued a joint press release announcing the execution of the Merger Agreement. The Company filed a Schedule 14D-9C and Harris filed a Schedule TO-C with the Commission, each incorporating the joint press release.

     (b)(ii) Reasons for Recommendation of The Board

     In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all stockholders tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

     - the Board's knowledge of the Company's business, operations, prospects, projected financial performance, and competitive position and current trends in the technology and space industry;

     - financial and other terms of the Offer and Merger Agreement and the fact that they were the product of thorough arms-length negotiations among the parties;

     - the fact that the $3.55 per Share price to be received by holders of the Shares in both the Offer and Merger represents a substantial premium over recent trading prices for the Shares, including a premium over the

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       average closing market price of $1.43 for the four consecutive trading days prior to the Board's approval of the Merger Agreement;

     - the fact that the Offer and Merger provide a prompt cash offer for all of the outstanding Shares to be followed by the Merger for the same consideration, thereby enabling the Company's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares;

     - the alternatives to the Offer and the Merger including, but not limited to, reorganizing the Company's operations;

     - the financial presentation of CIBC World Markets to the Board of Directors at its special meeting held on April 2, 2001, including the oral opinion of CIBC World Markets delivered to the Board of Directors on April 2, 2001 (which opinion was confirmed by delivery of a written opinion dated April 2, 2001) as to the fairness, from a financial point of view and as of the date of the opinion, of the $3.55 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Harris and its affiliates). The full text of the written opinion of CIBC World Markets, dated April 2, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken by CIBC World Markets, is attached hereto as ANNEX B and is incorporated herein by reference. THE OPINION OF CIBC WORLD MARKETS IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE $3.55 PER SHARE CASH CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY HOLDERS OF SHARES (OTHER THAN HARRIS AND ITS AFFILIATES) AND IS NOT INTENDED TO CONSTITUTE, AND DOES NOT CONSTITUTE, A RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SHARES PURSUANT TO THE OFFER OR AS TO ANY OTHER MATTERS RELATING TO THE OFFER OR THE MERGER. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY;

     - the fact that Bernard R. Smedley, the Company's Chairman of the Board and Chief Executive Officer, entered into the Voting and Tender Agreement with Harris and the Purchaser whereby he agreed to tender all of his Shares;

     - the fact that the Offer and Merger were not expressly conditioned on the availability of financing, which, combined with the experience, reputation and financial condition of Harris, increased the likelihood that the proposed Offer and Merger would be consummated;

     - the advice of the Company's and outside directors' legal counsel with respect to the terms of the Merger Agreement, the Offer and the Merger;

     - the terms of the Merger Agreement, including the parties' representations and warranties and covenants, and the conditions to their respective obligations;

     - the fact that, to the extent required by the fiduciary obligations of the Board to the Company's stockholders under Delaware law, the Company may terminate the Merger Agreement in order to approve a tender offer or other proposed business combination by a third party on terms more favorable to the Company's stockholders than the Offer and the Merger, upon the payment to Harris of an amount not to exceed $690,000, less any previously paid Harris expenses; and

     - the effect of the Offer and the Merger on the Company's relationships with its employees and customers.

     The Company's Board of Directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

     (c) Intent to Tender

     To the best of the Company's knowledge, after making reasonable inquiry, all of its executive officers, directors and their affiliates currently intend to tender all Shares that are held of record or are beneficially owned by them pursuant to the Offer, other than the Shares, if any, held by such persons that, if tendered, could cause them to incur liability under Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The foregoing does not include Shares over which, or with respect to which, any executive officer, director or affiliate acts in a fiduciary or representative capacity, is unable to exercise the power to tender or is subject to the instructions of a third party with respect to such tender.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Company retained CIBC World Markets to act as its exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of this engagement, the Company has agreed to pay CIBC World Markets for its financial advisory services upon consummation of the Offer and the Merger an aggregate fee of $875,000. The Company also has agreed to reimburse CIBC World Markets for reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify CIBC World Markets and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of the engagement of CIBC World Markets. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade or hold the securities of the Company and Harris for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

     On March 30, 2001, the following executive officers of the Company acquired Shares pursuant to the Company's Employee Stock Purchase Plan:

                                                              NUMBER OF    PRICE PER
                            NAME                               SHARES        SHARE
                            ----                              ---------    ---------
Patricia Frank..............................................     217        $1.3813
Sally Ball..................................................     218        $1.3813

     Pursuant to the terms of the Employee Stock Purchase Plan, each of the executive officers named above, elected to participate in the Employee Stock Purchase Plan for the quarter ended March 31, 2001 on or before December 31, 2000.

     Except as set forth in this Item 6, no transactions in the Company's Shares during the 60 days prior to April 2, 2001, have been effected by the Company, or to the best of the Company's knowledge, by any executive officer, director affiliate or any Company subsidiary.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to:

          - a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company, or any other person;

          - an extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company;

          - any purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company ; or

          - any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company.

     Except as described in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION

     (a) Information provided pursuant To Rule 14F-1 under the Exchange Act

     The Information Statement attached as ANNEX A to the Statement is being furnished in connection with the possible designation by Harris, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's stockholders.

     (b) Delaware and Florida Corporate Laws

     The Company is incorporated in Delaware with its principal place of business in the State of Florida.

     As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law ("DGCL"). In general, Section 203 of the DGCL prevents an "interested stockholder" (generally, a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" transaction (defined to include mergers and certain other transactions) with a Delaware corporation for a period of five years following the date such person becomes an interested stockholder unless prior to such date the board of directors of the corporation approved the business combination. Neither Harris nor the Purchaser is an interested stockholder, and the Company's Board of Directors has approved (by unanimous vote) both the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement. Accordingly, Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, and the Voting and Tender Agreement and the transactions contemplated thereby.

     The Company may also be subject to Section 607.0902 of the Florida Business Corporation Act (the "Florida Control-Share Acquisition Statute"). The Florida Control-Share Acquisition Statute provides that shares of "issuing public corporations" that are acquired in a "control share acquisition" generally will have no voting rights unless such rights are conferred on those shares by the vote of the holders of a majority of all of the outstanding shares other than interested shares. An issuing public corporation is defined as one that has: (a) one hundred or more shareholders; (b) its principal place of business, its principal office, or substantially all of its assets within Florida; and (c) either: (i) more than 10% of its shareholders resident in Florida; (ii) more than 10% of its shares owned by residents of Florida; or (iii) one thousand shareholders resident in Florida. A control share acquisition is defined, with certain exceptions, as the acquisition of the ownership of voting shares which would cause the acquirer to have voting power within the following ranges or to move upward from one range into another: (i) 20% but not less than 33 1/3%; (ii) 33 1/3%, but not less than or equal to 50%; or (iii) more than 50% of such votes.

     The Florida Control-Share Acquisition Statute does not apply to an acquisition of shares of an issuing public corporation if such acquisition has been approved by the board of directors of that corporation before the acquisition. Because the Florida Control-Share Acquisition Statute specifically exempts an acquisition approved by a board of directors before an acquisition, the provisions of the Florida Control-Share Acquisition Statute are not applicable to the Offer or the Merger.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Offer to Purchase dated April 17, 2001 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).*
Exhibit 2.     Letter of Transmittal (incorporated by reference to Exhibit
               (a)(1)(B) to the Schedule TO).*
Exhibit 3. Agreement and Plan of Merger, dated April 2, 2001, by and among Harris Corporation, Manatee Merger Corp. and Exigent
               International, Inc. (incorporated by reference to Exhibit
               2.1 to the Current Report on Form 8-K filed with the Commission by Exigent International, Inc. on April 10,
               2001).
Exhibit 4. Voting and Tender Agreement, dated April 2, 2001, by and among Harris Corporation, Manatee Merger Corp. and Bernard
               R. Smedley (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Exigent International,
               Inc. with the Commission on April 10, 2001).

Exhibit 5.     Joint Press Release, dated April 3, 2001, of Harris
               Corporation and Exigent International, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Exigent International, Inc. on April 10, 2001).
Exhibit 6.     Information Statement Pursuant to Section 14(f) of the
               Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference and attached as ANNEX
               A).*
Exhibit 7.     Opinion of CIBC World Markets Corp. (attached as ANNEX B).*
Exhibit 8.     Letter to holders of the Shares, dated April 17, 2001.*

---------------

* Included in copies of the Schedule 14D-9 mailed to holders of the Shares.

                                   SIGNATURE

     After due inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   EXIGENT INTERNATIONAL, INC.

                                   /s/ B.R. Smedley

                                   Name: Bernard R. Smedley
                                   Title:  Chairman of the Board and Chief
                                        Executive Officer

                                                                         ANNEX A

                          EXIGENT INTERNATIONAL, INC.
                                1830 PENN STREET
                            MELBOURNE, FLORIDA 32901
                            ------------------------

                Information Statement Pursuant to Section 14(f)
              of the Securities Exchange Act of 1934, as amended,
                           and Rule l4f-1 thereunder

     This Information Statement is being mailed on or about April 18, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Exigent International, Inc., a Delaware corporation ("Exigent"). You are receiving this Information Statement in connection with the possible appointment of persons designated by Harris Corporation, a Delaware corporation ("Harris"), to a majority of the seats on Exigent's Board of Directors (the "Board").

     On April 2, 2001, Exigent, Harris and Manatee Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Harris (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will commence a tender offer (the "Offer") to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated Series B Junior Preferred Stock Purchase Rights) of Exigent (the "Shares") at a price per share of $3.55, net to the seller in cash (less any required withholding taxes), without interest thereon. Following completion of the Offer and subject to the satisfaction or waiver of certain conditions contained in the Merger Agreement, Merger Sub will be merged with and into Exigent (the "Merger") and Exigent will become a wholly-owned subsidiary of Harris. Pursuant to the Merger Agreement, Merger Sub is required to commence the Offer on or before April 17, 2001. The Offer is scheduled to expire at 12:00 midnight, New York City time, on May 15, 2001, unless the Offer is extended in accordance with the terms of the Merger Agreement. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 as promulgated under the Exchange Act. This Information Statement supplements information in the Schedule 14D-9. Information herein relating to Harris, Merger Sub or the Harris Designees (as defined below) has been provided by Harris and Merger Sub. You are urged to read this Information Statement carefully. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION WITH RESPECT TO THE INFORMATION CONTAINED IN THIS INFORMATION STATEMENT AT THIS TIME.

     Each Share entitles the holder thereof to one vote. As of April 2, 2001, there were 6,044,401 Shares outstanding.

                 DESIGNEES TO THE BOARD OF DIRECTORS OF EXIGENT

     Pursuant to the Merger Agreement, promptly following the acceptance for payment, and full payment by Harris or any of its subsidiaries, of Shares pursuant to the Offer and from time to time thereafter, Harris will be entitled to designate to the Board such number of directors (the "Harris Designees"), rounded up to the next whole number, equal to the product of (i) the total number of directors on the Board (giving effect to any increase in the number of directors) and (ii) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding. The Board is divided into three classes of directors serving overlapping three-year terms. Upon Harris' request, Exigent will either increase the size of the Board or use its reasonable efforts to secure the resignations of such numbers of directors as is necessary to enable the Harris Designees to be elected to the Board.

     After the Harris Designees have been elected or appointed to the Board and before the effective time of the Merger (the "Effective Time"), any amendment or termination of the Merger Agreement will require the approval of a majority of the directors then in office who were either directors of Exigent as of the date of the

Merger Agreement or successors to such continuing directors that were recommended to succeed such continuing directors by a majority of the continuing directors then on the Board other than any Harris Designee.

     It is currently anticipated that Harris will designate such officers of Harris listed on Appendix 1 to this Information Statement as Harris shall determine to serve as the directors of Exigent following completion of the Offer. Merger Sub expects that such representation would permit Merger Sub to exert substantial influence over Exigent's conduct of its business and operations.

     Harris has informed Exigent that each of the officers of Harris listed on Appendix 1 has consented to serve as a director, if so designated. If necessary, Harris may select additional or other Harris Designees, subject to the requirements of Rule 14f-1. None of the potential Harris Designees listed on Appendix 1 (i) is currently a director of, or holds any position with, Exigent,
(ii) has a familial relationship with any directors or executive officers of Exigent, or (iii) except for 1,200 Shares owned by Robert K. Henry, the Vice President of Purchaser and the President of the Government Communications Systems Division of Harris (all of which Shares were purchased by Mr. Henry more than sixty (60) days prior to the date hereof), to Exigent's knowledge, beneficially owns any securities (or other rights to acquire any securities) of Exigent. Harris has advised Exigent that, to Harris's knowledge, none of the potential Harris Designees listed on Appendix 1 has been involved in any transaction with Exigent or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"), except as may be disclosed in this Information Statement or in the Schedule 14D-9.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to the Company regarding the beneficial ownership of the Company's Common Stock as of March 31, 2001 by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock (each a "Principal Stockholder"), (ii) each of the Company's directors as of March 31, 2001, (iii) the Chief Executive Officer and the four other most highly compensated executive officers of the Company (the "Named Officers"), and (iv) all Named Officers and directors of the Company as a group. Except as otherwise indicated, all owners have sole voting power and investment power over all shares listed.

                                                                           COMMON STOCK
                                                           --------------------------------------------
                    NAME AND ADDRESS                         AMOUNT AND NATURE OF
                   OF BENEFICIAL OWNER                     BENEFICIAL OWNERSHIP(1)     PERCENT OF CLASS
                   -------------------                     ------------------------    ----------------
Don F. Riordan, Jr. (18).................................           314,299(2)               5.16%
Daniel J. Stark (19).....................................           566,886(3)               9.36%
Bernard R. Smedley (16)..................................           573,765(4)               9.47%
Sally H. Ball (16).......................................           165,319(5)               2.76%
Glenn Dennis (16)........................................           125,000(6)               2.06%
Larry W. Whitfield (16)..................................           154,954(7)               2.56%
Exigent International, Inc.
Employee 401(k)/Profit Sharing and Employee Stock                 1,426,461                 23.54%
  Ownership Plan ("ESOP")(16)(20)........................
William K. Presley(16)...................................           121,638(8)               2.07%
Arthur H. Collier(16)....................................            40,000(9)                  *
Robert M. Janowiak(16)...................................            40,000(10)                 *
William R. Usher(16).....................................            28,500(11)                 *
Gordon J. Comerford(16)..................................            20,000(12)                 *
Joseph S. Kraemer(16)....................................            17,500(13)                 *
Stephen S. Wolff(16).....................................            19,500(14)                 *
Kern Capital Management, LLC(17).........................           642,010(15)             10.60%
Total Number of Shares owned by Directors and Executive           1,306,176                 21.56%
  Officers as a Group (11 persons).......................

---------------

 *   Less than 1%

 (1) "Beneficial ownership" is a technical term defined by the federal securities laws. A person "beneficially owns" stock not only if he holds it directly, but also if he indirectly (through a relationship, position as a director or officer or trustee, or a contract or understanding) has or shares the power to vote the stock or the power to sell the stock, or has the right to acquire it within 60 days.

 (2) Includes 269,468 shares of Common Stock directly owned and 44,831 shares of Common Stock held in trust by the ESOP. This information related to Mr. Riordan's shareholdings is based solely upon the Company's knowledge as of December 31, 2000.

 (3) Includes 566,886 shares of Common Stock directly owned by Mr. Stark. This information related to Mr. Stark's shareholdings is based solely upon the Company's knowledge as of December 31, 2000.

 (4) Includes 134,100 shares of Common Stock directly owned, 5,000 shares indirectly held in trust by Mr. Smedley and 432,665 shares of Common Stock issuable upon exercise of options held by Mr. Smedley (420,165 options are fully vested and 12,500 vest 15 days prior to the scheduled expiration of the Offer, subject to the consummation of the Offer), and 2,000 shares of Common Stock held in trust by the ESOP.

 (5) Includes 1,093 shares of Common Stock directly owned, 162,500 shares of Common Stock issuable upon exercise of the Options held by Mrs. Ball (42,500 options are fully vested and 120,000 will vest 15 days prior to the scheduled, subject to consummation of the Offer, and 1,726 shares of Common Stock held in trust by the ESOP.

 (6) Includes 125,000 shares of Common Stock issuable upon exercise of options held by Mr. Dennis (25,000 options are fully vested and 100,000 will vest 15 days prior to the scheduled expiration of the Offer, subject to the consummation of the Offer).

 (7) Includes 4,742 shares of Common Stock directly owned, 150,000 shares of Common Stock issuable upon exercise of the Options held by Mr. Whitfield (50,000 options are fully vested and 100,000 will vest 15 days prior to the scheduled expiration of the Offer, subject to the consummation of the Offer), and 212 shares of Common Stock held in trust by the ESOP.

 (8) Includes 15,574 shares of Common Stock directly owned, 54,466 shares of Common Stock issuable pursuant to options (24,666 are fully vested, and 30,000 will vest 15 days prior to the scheduled expiration of the Offer, subject to consummation of the Offer).

 (9) Includes options to purchase 40,000 shares of Common Stock. Of Mr. Collier's options, 30,000 are fully vested and 10,000 will vest on consummation of the Offer.

(10) Includes 10,000 shares of Common Stock directly owned by Mr. Janowiak, and options to purchase 30,000 shares of Common Stock. Of these, 22,500 are fully vested and 7,500 will vest on consummation of the Offer.

(11) Includes 1,000 shares of Common Stock directly owned by Mr. Usher, and options to purchase 27,500 shares. Of these options, 20,000 are fully vested and 7,500 will vest 15 days prior to the scheduled expiration of the Offer, subject to the consummation of the Offer.

(12) Includes options to purchase 20,000 shares of Common Stock. Of Mr. Comerford's options, 12,500 are fully vested, and 7,500 will vest 15 days prior to the scheduled expiration of the Offer, subject to the consummation of the Offer.

(13) Includes options to purchase 17,500 shares of Common Stock. Of Mr. Kraemer's options, 10,000 are fully vested and 7,500 will vest 15 days prior to the scheduled expiration of the Offer, subject to the consummation of the Offer.

(14) Includes 2,000 shares of Common Stock directly owned by Mr. Wolff, and options to purchase 17,500 shares. Of these options, 10,000 shares are fully vested and 7,500 will vest 15 days prior to the scheduled expiration of the Offer, subject to the consummation of the Offer.

(15) This information was derived from a Schedule 13G filed with the Commission. The Company believes, based upon recent information, that this entity sold its position shortly after the Offer was publicly announced.

(16) The business address is in care of Exigent International, Inc., 1830 Penn Street, Melbourne, Florida 32901.

(17) The business address is 114 West 47th Street, Suite 1926, New York, NY
     10036.

(18) Mr. Riordan's address is 414 La Costa Street, Melbourne Beach, FL 32951.

(19) Mr. Stark's address is 5180 Sand Lake Road, Melbourne, FL 32934.

(20) The terms and conditions of the ESOP provide that the decision to tender Shares held by the ESOP in connection with the Offer, will not be passed through to the holders of the Shares within the ESOP. The ESOP provides that the decision to tender Shares will be made by the ESOP committee or under certain limited circumstances by the ESOP trustee. The ESOP committee consists of Sally Ball, the Company's Executive Vice President and Chief Financial Officer, and David Miller, the Company's Vice President of Human Resources. In connection with its evaluation of the Offer, the ESOP committee has retained separate independent counsel as well an outside financial advisor.

     For more information on certain transactions between the Company and any director, any nominee director, any executive officer or any Principal Stockholder, see "Certain Relationships and Related Transactions".

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors, officers and persons who beneficially own more than ten percent (10%) of the Common Stock (each a "Reporting Person") to file reports of ownership and changes of ownership with the Commission. Copies of all filed reports are required to be furnished to the Company pursuant to Section 16(a) of the Exchange Act. Based solely upon a review of Forms 3, 4 and 5 and amendments thereto furnished to the Company pursuant to Rule 16a-3(e) of the Exchange Act during fiscal year ending December 31, 2000 and on written representations from Reporting Persons, the Company believes that each Reporting Person complied with all applicable filing requirements during its fiscal year ended December 31, 2000.

                                   DIRECTORS

     The Company's Board of Directors is staggered into three classes. Directors are elected to serve until their respective three year terms have expired and until their successors are elected and shall have qualified. The Merger Agreement provides that, promptly upon the purchase by the Purchaser pursuant to the Offer of such number of the Company's Shares and from time to time thereafter, the Purchaser or Harris will be entitled to designate the Harris Designees to the Board of Directors, as described in "Designees to the Board of Exigent" in this ANNEX A. Biographical information on each current director, including his age follows.

     There is no family relationship between any director or executive officer of the Company.

              NAME                 AGE    CLASS                       POSITION(S)
              ----                 ---    -----                       -----------
Bernard R. Smedley...............  64       II     Chairman of the Board and Chief Executive Officer
Arthur H. Collier................  59       II     Director
Gordon Comerford.................  64        I     Director
Robert M. Janowiak...............  65       II     Director
Joseph S. Kraemer................  56        I     Director
William R. Usher.................  68      III     Director
Stephen S. Wolff.................  68        I     Director

Gordon J. Comerford
Director since 1999
Age 64 Mr. Comerford became a Director of Exigent in 1999. He recently retired from Motorola, where he served as a Senior Vice President since 1989. He joined Motorola's communications sector in 1974 as a Director of Business Management and became a Corporate Vice President in 1980. Mr. Comerford served as a Director and Chairman of the Audit Committee of Iridium LLC from July 1993 until his resignation in October 1999. Prior to joining Motorola, Mr. Comerford was employed by IBM. He is a graduate of Marquette University, where he serves on the President's Council, and holds an MBA from the University of Michigan.

Stephen S. Wolff, Ph.D.
Director since 2000
Age 68 Mr. Wolff began his career in 1962 on the faculty of Electrical Engineering in The Johns Hopkins University, where he taught undergraduate and graduate courses and performed research in system theory and statistical communication theory. From 1972-1986, Mr. Wolff held various positions with the U.S. Army Ballistic Research Laboratory where he worked on artillery system simulation and millimeter--wave radar, and carried out research in robust statistical methods with application to main gun aiming systems for the Abrams tank. In this position, Mr. Wolff also introduced UNIX to the U.S. Army labs and was an early developer of Internet technology. From 1987-1994, Mr. Wolff was employed by the National Science Foundation where he served as Program Director then Division Chief for Networking. Currently Mr. Wolff is Executive Director, Advanced Internet Initiatives, Office of Technology Initiatives for

                         Cisco Systems where he directs Cisco's involvement with Internet2 and the Next Generation Internet in the U.S. and similar programs in other countries; the position also includes responsibility for Cisco's worldwide University Research Program. Mr. Wolff received degrees of BSc in Electrical Engineering from Swarthmore College and MA and PhD in Electrical Engineering from Princeton University; he subsequently held a Fellowship for Postdoctoral study at Imperial College, where he worked with Cohn Cherry and Dennis Gabor.

Joseph S. Kraemer, Ph.D.
Director since 2000
Age 56 Dr. Kraemer currently holds the title of Director at LECG LLC, where he is an equity partner. LECG LLC is a consulting firm that specializes in capital intensive industries undergoing severe structural change. He is an experienced management consultant who works across multiple industries, geographies, and client situations. Dr. Kraemer has assisted numerous companies to enter a variety of telecommunications and high technology markets,.

                         Prior to joining LECG LLC, Dr. Kraemer was Vice President at EDS/A.T. Kearney. Before joining EDS, Dr. Kraemer was a Partner at Deloitte & Touche where he led the Global Telecommunications and Electronic Consulting Services Practice. Earlier in his career, Dr. Kraemer was an investment research advisor for small and medium institutions with Merrill Lynch. Dr. Kraemer also served in the U.S. Army, where he received a Commendation Medal for work done to locate, retrieve and repatriate U.S. POWs captured in the Vietnam War.

                         Dr. Kraemer earned a BS from Georgetown University, an MA from University of Michigan, an MBA, from George Washington University and a Ph.D. from the University of Michigan. Dr. Kraemer also holds the professional titles of Certified Public Accounting (CPA) and Certified Management Consultant (CMC). He serves as an Adjunct Professor at the McDonough School of Business at Georgetown University where he teaches Electronic Commerce Policy and Strategy.

Bernard R. Smedley
Director since 1997
Age 64 Mr. Smedley is currently serving as Chairman, President, Chief Executive Officer and Chief Operating Officer of Exigent and President of STI. From 1994 to 1997, he was President and Chief Executive Officer of AirNet Communications Corporation, an infrastructure products company for Wireless Local Loop, cellular and PCS markets. Prior to taking early retirement from Motorola in 1994, he held several management positions at Motorola. In the 1980's, Mr. Smedley developed the Cellular Infrastructure business from an engineering concept to worldwide leadership with annual sales in the billions. In 1991, he was appointed General Manager of the newly formed Wireless Enterprise Systems (WES). Mr. Smedley continued to innovate and initiated several start-up businesses centered around broadband technology for application, such as wireless PBXs and local loop access with capabilities of high capacity data, video and toll quality voice systems. WES also included other Motorola narrowband initiatives in the hand-held computing and communication service business such as the Motorola Network Interface and General Magic participation and The Envoy hand-held data terminal. In his role as Director of Advanced Radio Networking, Mr. Smedley had the responsibility as a director of Satellite Communications, Inc. for the IRIDIUM project and as Vice-Chairman of the corporate-wide Wireless RF Data Advisory Board, which coordinates all of Motorola's data communications businesses' activities and priorities. Mr. Smedley has a B.A. degree in Engineering from Washington and Jefferson College and a BSEE degree from Carnegie-Mellon University, both of Pennsylvania. He also has attended advanced studies in engineering and marketing at several universities.

Arthur H. Collier
Director since 1998
Age 59 After beginning his career in 1964 as a naval aviator, Mr. Collier served in two squadrons, attended post-graduate school and in 1978 assumed the responsibilities of Space Systems Acquisition Division Director in the Special Systems Program Office, Washington D.C. In 1980 he became the Program Director for the development of aircraft anti-submarine warfare systems at the Naval Air Development Center, Warminster, Pennsylvania. In 1983, Mr. Collier returned to the Special Systems Program Office in Washington, D.C., and became the overall Program Manager with the responsibility for the acquisition, operation and replenishment of a constellation of satellites and the worldwide infrastructure of mission ground stations supporting them. After retirement from the U.S. Navy in 1993, Mr. Collier formed the Advanced Program Development Corporation to provide systems engineering support to the Naval Center for Space Technology, Naval Research Laboratory. Mr. Collier obtained a BS in Engineering from the U.S. Naval Academy, and MS degrees in Management and Aeronautical Engineering, both from the U.S. Naval Post Graduate School.

Robert M. Janowiak
Director since 1997
Age 65 Mr. Janowiak began his career with the IIT Research Institute in January 1958 and became Director of IITRI's Computer and Management Sciences division. He assumed responsibility for organizing an entrepreneurial program for Rockwell International as Vice President/General Manager of Information Products Division in September 1971 and later was promoted to Vice President of worldwide marketing of Rockwell International's Graphic Group. Subsequently, Mr. Janowiak joined Federal Signal Corporation in July 1975 as President of the Signal Group. He is currently Executive Director of the International Engineering Consortium. Mr. Janowiak has authored and collaborated on many research reports including 2021 AD: Visions of the Future and the Telecom Outlook Report and the Telecommunications Outlook Report. He was an adjunct professor of marketing and business policy at the Harold Stuart School of Business Administration, Illinois Institute of Technology. He serves on the Board of Trustees and Directors of several universities and corporations including ArrayComm, Inc. and Conductus, Inc., both publicly held companies. Mr. Janowiak holds a BSEE from University of Illinois, an MSEE from Illinois Institute of Technology, an MBA from University of Chicago, and has completed Stanford University's Executive Program.

William R. Usher
Director since 1999
Age 68 Mr. Usher is Chairman of the Board and Chief Executive Officer of Core Software Technology, Inc., a private company. Core Software provides commercial aerial and satellite imagery and geospatial information to government and commercial customers worldwide via company-developed Internet/Intranet-based systems and services. Mr. Usher served for 31 years in the USAF as a jet fighter pilot, and in a series of increasingly demanding and responsible Air Force and Joint positions, achieving the rank of Major General in 1979. After retirement from the Air Force he joined the Defense Space & Communications Company of Martin Marietta Astronautics in Denver CO, serving for six years primarily as Director of Human Resources and Security in support of the company's classified space business. Following the merger with Lockheed, he moved to Washington, DC and joined Lockheed Martin's Management & Data Systems company for the next six years, with his area of concentration focused on the National and Defense Intelligence, and command and control communities, until he retired from that organization in 1997. He brings to Exigent's Board of Directors an extensive business background coupled with a keen understanding of the requirements of the Company's most demanding clients. Mr. Usher resides in Reston, Virginia. Mr. Usher is a graduate of Yale

                         University (B.A., Economics) and Harvard University (M.B.A., Business Administration).

     During the fiscal year ended December 31, 2000, the Company's Board of Directors met eleven times, including meetings by telephone. No director of the Company attended fewer than 75% of the total number of meetings of the Board held while he was a director and the total number of meetings held by all committees of the Board on which the director served during the time that he served.

     (a) Committees of the Board

     The Board of Directors currently has five standing committees: the Audit Committee, the Compensation Committee, the Nominating Committee, the Intellectual Property Committee and the Investment Committee. The following table presents information related to each directors committee assignments.

              NAME                  AUDIT      COMPENSATION      NOMINATING      IPR      INVESTMENT
              ----                  -----      ------------      ----------      ---      ----------
NON-EMPLOYEE DIRECTORS:
Arthur H. Collier...............                    X                             X
Gordon Comerford................      X*            X                                         X
Robert M. Janowiak..............      X             X                                         X*
William R. Usher................                    X*               X                        X
Stephen S. Wolff................                                                  X*          X
Joseph S. Kraemer...............      X             X                X*

EMPLOYEE DIRECTORS:
B.R. "Bernie" Smedley...........                    X                X                        X

---------------

X = Committee member
*  = Chair

THE AUDIT COMMITTEE

     The Audit Committee's principal functions include reviews of: the audit plans, scope of audit and audit findings of the independent auditors, significant tax and legal matters, and internal controls. Further, it is the responsibility of the Audit Committee to recommend to the Board of Directors the annual appointment of the independent auditors, to review the findings of independent auditors, financial controller and external regulatory agencies and to review the accounting policies used in preparing the financial statements of the Company. The current members include Mr. Comerford (Chairman), Mr. Janowiak and Mr. Kraemer. The Audit Committee met seven times in the fiscal year ended December 31, 2000.

THE COMPENSATION COMMITTEE

     The Compensation Committee's principal function and responsibility is to make recommendations to the Board of Directors as to the Company's compensation plans and programs. The current members include Mr. Usher (Chairman), Mr. Collier, Mr. Janowiak, Mr. Kraemer, Mr. Comerford, and Mr. Smedley. Mr. Smedley participates in recommendations to the Board of Directors for compensation matters relating to all employees other than himself. The Compensation Committee makes recommendations to the full Board of Directors with respect to compensation matters for Mr. Smedley. The Compensation Committee met five times during the fiscal year ended December 31, 2000.

THE NOMINATING COMMITTEE

     The Nominating Committee has the power to nominate such persons, as it may determine, to stand for election to the Board of Directors. The current committee members are Mr. Kraemer (Chairman), Mr. Usher, and Mr. Smedley. The Nominating Committee met three times during the fiscal year ended December 31, 2000.

INTELLECTUAL PROPERTY RIGHTS COMMITTEE

     The Intellectual Property Rights Committee's principal functions include establishing the criteria necessary from time to time for the Company's internal patent disclosure selection process, overseeing the Company's IPR Incentive Program, reporting to the Board of Directors on the status of patents and fostering an atmosphere in the Company to stimulate the creation and presentation of intellectual property. The current members are Mr. Wolff (Chairman) and Mr. Collier. The Intellectual Property Rights Committee did not hold any formal meetings during the fiscal year ended December 31, 2000.

THE INVESTMENT COMMITTEE

     The Investment Committee's principal functions include making recommendations to the Board of Directors, in concert with the Company's management, as to the strategic alignment of the Company, financial advisability of any potential acquisition or merger, and approval and selection of investment bankers to represent the Company. The current members are Mr. Janowiak (Chairman), Mr. Comerford, Mr. Usher, Mr. Wolff and Mr. Smedley. The Investment Committee met three times during 2000.

     On February 21, 2001, the Company's outside directors established, with the full Board's approval, an ad hoc committee to, among other things, work with management to develop and evaluate potential reorganization efforts. The members of the ad hoc committee included: Dr. Kraemer (Chairman), Mr. Usher, Mr. Wolff and Mr. Collier.

     (b) Director Compensation

     The Company's current policy is to pay each outside director who is neither an employee, officer or directly or indirectly a paid consultant to the Company a fee of $1,500 for each regular or special Board of Directors meeting attended, as well as stock options upon his/her election or admission to the Board of Directors. In addition, members of the Company's ad hoc committee were paid for their services at a rate of $1,500 per day. The directors currently eligible to receive such compensation are Messrs. Collier, Comerford, Janowiak, Kraemer, Wolff and Usher. Each of Messrs. Janowiak and Collier received 40,000 non-qualified stock options under the Company's Independent Director Stock Option Plan 5NQ ("Plan 5NQ") upon his election or admission to the Board of Directors, at an exercise price per share equal to the fair market value of the Common Stock on the date of grant, which was $3.3750 on November 20, 1997 and $3.1250 on February 6, 1998, respectively. These options vest at the rate of 2,500 shares per quarter for the 16 quarters following the grant date. Following these option grants, all options available under Plan 5NQ were granted.

     Upon election to the Board of Directors on April 6, 1999, Mr. Usher was granted non-qualified options to purchase 7,500 shares of Common Stock at an exercise price of $3.875 per share. On January 3, 2000, Mr. Usher was granted an additional 10,000 options, at an exercise price of $3.6875. These options were granted pursuant to the Omnibus Stock Option and Incentive Plan. All of Mr. Usher's options to purchase shares are fully vested.

     Mr. Comerford was elected to the Board of Directors on December 7, 1999. On that same date, Mr. Comerford was granted non-qualified options to purchase 10,000 shares of Common Stock, at an exercise price of $3.75. All of Mr. Comerford's options to purchase shares are fully vested. These options were granted pursuant to the Omnibus Stock Option and Incentive Plan.

     Dr. Kraemer and Mr. Wolff were elected to the Board of Directors on June 22, 2000. On that date, they were each granted non-qualified options to purchase 7,500 shares of Common Stock at an exercise price of $2.8125 per share. Each of Dr. Kraemer and Mr. Wolff's options to purchase are fully vested and were granted pursuant to the Omnibus Stock Option and Incentive Plan.

     On January 2, 2001, the following members of the Board of Directors were each granted options to purchase 10,000 shares of Common Stock pursuant to the Omnibus Stock Option and Incentive Plan: Mr. Comerford; Mr. Wolff; Mr. Kraemer; and Mr. Usher.

     The Company reimburses all directors for authorized out-of-pocket expenses. The Company does not currently pay members for attending Committee meetings.

                               EXECUTIVE OFFICERS

     The executive officers of the Company, who are elected by and serve at the discretion of the Board of Directors, are as follows:

                                                                                               EMPLOYED
  NAME OF OFFICER               AGE                      POSITION                                SINCE
  ---------------               ---                      --------                           --------------
Bernard R. Smedley...........   64    Chairman of the Board of Directors, Chief Executive        1997
                                      Officer, Chief Operating Officer and President
Sally H. Ball................   43    Chief Financial Officer, Vice President of Finance,        1997
                                      Treasurer & Director for Exigent Software
                                      Technology and Exigent Solutions Group, and Exigent
                                      Digital Telecom and Wireless Networks
Larry W.  Whitfield..........   50    President & Director of Exigent Software Technology        1999
Glenn Dennis.................   41    President & Director of Exigent Solutions Group            2000
William K. Presley...........   53    Senior Vice President and Chief Technical Officer          1983
                                      of Exigent Software Technology
Patricia Frank...............   39    Director of Shareholder Relations, Corporate               1997
                                      Administration & Secretary

     Mr. Smedley became a Director of Exigent on February 7, 1997. On June 11, 1997, he joined Exigent as the Chairman and CEO. Prior to that, Mr. Smedley took early retirement from Motorola, Inc. to become President and Chief Executive Officer of AirNet Communications Corp. (ANCC), an infrastructure products company that he started in 1994 with venture capital companies. Mr. Smedley's business plan included the creation of cellular and PCS systems. Mr. Smedley started his career at Goodyear Aerospace in 1962, and in 1969 became engineering manager for Xerox Data Systems. He then joined Motorola, Inc. in 1976, where he was responsible for developing the Cellular Infrastructure business for Motorola, taking it from an engineering concept to worldwide leadership with annual sales in the billions. Mr. Smedley has a B.A. degree in Engineering from Washington and Jefferson College and a BSEE degree from Carnegie-Mellon University, both of Pennsylvania. He also has attended advanced studies in engineering and marketing at several universities.

     Ms. Ball joined Exigent in 1997 and is currently the CFO. Prior to joining Exigent, Ms. Ball served as the Controller and Contracts Director at Harris Corporation's Electronic Systems Sector and was responsible for overall financial management of the division. She began her career with Harris in 1982 and held increasingly responsible roles in Accounting and Finance for 15 years. Ms. Ball was awarded a BSBA from the University of Kentucky in 1979 and an MBA from the University of Florida in 1981.

     Mr. Whitfield joined Exigent in December 1999 as the President of subsidiary, Exigent Software Technology Inc. Mr. Whitfield came to Exigent from Harris Corporation where he served as Vice President for the Government Communications division, a $200 million business segment. Prior to his work at Harris Corporation, Mr. Whitfield held various program management positions at Lockheed and Tektronix, serving in Air Force, NASA, Navy, and Army programs. He holds a BS degree from California State University, San Jose and is a Santa Clara University MBA candidate.

     Mr. Dennis joined Exigent on July 17, 2000, as President of Exigent Solutions Group (ESG). Mr. Dennis came to Exigent from SoftMed Systems located in Bethesda, MD, where he served as Chief Operating Officer. Prior to his work with SoftMed Systems, Mr. Dennis was General Manager at GE Capital and has also held executive positions at MicroAge, and HEM Solutions. Mr. Dennis attended St. Cloud State University in Minnesota where he studied Business Management and Marketing. He has also completed several GE Management Development courses, in addition to attending Executive Development Programs at the Harvard School of Business.

     William K. Presley is currently serving as Senior Vice President and Chief Technical Officer to subsidiary company, Exigent Software Technology, Inc. ("ESTI"). Mr. Presley previously served as Executive Vice President and Chief Technical Officer of Exigent from 1997 to 1999. He has been employed by ESTI since 1983 in management and executive positions, including Chairman of the Board and Vice President of ESTI from 1987 to 1998.

     Patricia Frank joined Exigent International, Inc. on August 1, 1997, as Assistant to the Chairman and CEO. In September 1997, she was appointed Secretary to Exigent's Board of Directors. Since June 1999, Ms. Frank has served as Secretary to Exigent's subsidiary companies. Ms. Frank oversees the administration of the stock option and the employee stock purchase plan. Prior to joining Exigent, Ms. Frank was Assistant to the CEO and Corporate Secretary of AirNet Communications Corporation (1994 to 1997). Ms. Frank is a member of the American Society of Corporate Secretaries and is working to obtain her Bachelors in Business Administration through the University of Phoenix Online.

                       COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth a summary of all compensation information earned, awarded or paid in the fiscal years ended December 31, 2000, December 31, 1999, and December 31, 1998 ("1998B"), as applicable, to those persons who were at December 31, 2000, the Named Officers.

SUMMARY COMPENSATION TABLE

                                                           ANNUAL                       LONG TERM
                                                        COMPENSATION                   COMPENSATION
                                            -------------------------------------    ----------------
            NAME AND               YEAR     SALARY     BONUS       OTHER ANNUAL      RESTRICTED STOCK
       PRINCIPAL POSITION           (1)     ($)(1)     ($)(1)    COMPENSATION ($)       AWARDS ($)
       ------------------          -----    -------    ------    ----------------    ----------------
Bernard R. Smedley...............   2000    242,378                  124,313(2)              0
  Chairman of the Board, Chief      1999    246,980         0         23,540                 0
  Executive Officer and President  1998B    229,167         0         12,294                 0
Sally H. Ball....................   2000    115,134         0             45(3)              0
  Chief Financial Officer and       1999     99,005         0              0                 0
  Executive Vice President         1998B     82,500     8,000              0                 0
Glenn Dennis.....................   2000    103,942    10,000              0(4)              0
  President of ESG                  1999          0         0              0                 0
                                   1998B          0         0              0                 0
Larry W. Whitfield...............   2000    182,065         0              0                 0
  President of ESTI                 1999     17,788         0              0                 0
                                   1998B          0         0              0                 0
William K. Presley...............   2000    148,987         0         74,750(5)              0
  Senior Vice President             1999    140,254         0         27,696                 0
  Chief Technical Officer of ESTI  1998B    124,014    13,350              0                 0

---------------

(1) Because of the change in the Company's fiscal year in 1998, salary and bonus shown for 1998B cover an 11-month period with a fiscal year ending December 31, 1998; 1999 and 2000 cover a 12-month period with a fiscal year ending December 31.

(2) Includes certain benefits Mr. Smedley receives under his Employment Agreement with the Company, consisting of (a) key-man life insurance policy premiums of $3,614, (b) medical reimbursements of $5,557, and (c) 90% of local yacht club membership dues, or $1,092. The total also includes (d) Red Carpet Club membership $300, and (e) recognition of compensation related to the gain on exercise of non-qualified stock options $113,750.

(3) Includes taxable expense that was reimbursed to Ms. Ball.

(4) Includes $10,000 sign-on bonus as per Mr. Dennis's employment agreement.

(5) Includes compensation related to the gain on exercise of non-qualified stock options.

             OPTION GRANTS IN FISCAL YEAR ENDING DECEMBER 31, 2000

     The following table sets forth information with respect to the stock options granted to the Named Officers during the fiscal year ended December 31, 2000:

                                                                                             POTENTIAL REALIZABLE
                                                                                               VALUE AT ASSUMED
                                        NUMBER                                                 ANNUAL RATES OF
                                          OF                                                     STOCK PRICE
                                        SHARES         % OF                                    APPRECIATION FOR
                                      UNDERLYING      TOTAL       EXERCISE                     OPTION TERM (2)
                                       OPTIONS       OPTIONS        PRICE      EXPIRATION    --------------------
                NAME                   GRANTED       GRANTED      ($/SHARE)     DATE (1)        5%         10%
                ----                  ----------    ----------    ---------    ----------    --------    --------
Bernard R. Smedley..................     31,094        2.3%        $2.5000       7/3/10      $ 48,887    $123,889
                                         18,906        1.4%        $2.5000       7/3/10      $ 29,724    $ 75,328
Glenn G. Dennis.....................     25,000        2.7%        $3.1250      7/17/10      $ 49,132    $124,511
                                         96,000        7.0%        $3.1250      7/17/10      $188,668    $478,122
                                          4,000        0.3%        $3.1250      7/17/10      $  7,861    $ 19,922
William K. Presley..................     30,000        2.2%        $2.5625      8/18/10      $ 48,346    $122,519
Sally H. Ball.......................    117,072        8.5%        $2.5625      8/18/10      $188,666    $478,118
                                          2,928        0.2%        $2.5625      8/18/10      $  4,719    $ 11,958
Larry W. Whitfield..................     39,024        2.8%        $2.5625      8/18/10      $ 62,889    $159,373
                                         10,976        0.8%        $2.5625      8/18/10      $ 17,688    $ 44,826

---------------

(1) These options could expire earlier under certain circumstances.

(2) The potential realizable value of the options granted for each of the Named Officers was calculated by multiplying those options by the excess of the assumed market value of Common Stock if the market value were to increase 5% or 10% in each year of the option's 3-year term over the option price shown. This calculation does not take into account any taxes or other expenses that might be owed. Actual values, if any, that an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, so there is no assurance that values realized will be at or near the values indicated in the table.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                          FISCAL YEAR-END OPTION VALUE

     The following table sets forth certain information for each of the Named Officers relating to the number of options exercised by each of them in fiscal year ending December 31, 2000 and the value of such Named Officers' unexercised options as of December 31, 2000:

                                                                NUMBER OF                  VALUE OF UNEXERCISED
                                                          UNEXERCISED OPTIONS AT           IN-THE-MONEY OPTIONS
                          SHARES                           DECEMBER 31, 2000(#)         AT DECEMBER 31, 2000($)(1)
                       ACQUIRED ON        VALUE        ----------------------------    ----------------------------
        NAME           EXERCISE (#)    REALIZED ($)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
        ----           ------------    ------------    -----------    -------------    -----------    -------------
Bernard R. Smedley...     74,000         112,625         420,165          12,500             --            --
Glenn G. Dennis......         --              --          25,000         100,000         89,230            --
William K. Presley...     43,000          74,750          24,466          30,000             --            --
Sally H. Ball........         --              --          42,300         120,000             --            --
Larry W. Whitfield...         --              --          50,000         100,000             --            --

---------------

(1) Calculated by determining the difference between the exercise price of the options and $1.6250, the closing price of the Company's Common Stock on December 29, 2000, the last full trading day of the fiscal year.

            EMPLOYMENT AGREEMENTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company has entered into employment agreements with certain of its executive officers which will be effected by the Merger. Each of these agreements is described below. For purposes of these employment agreements, a "change in control" is defined as having occurred upon, among other things, the direct or indirect, acquisition of 50% or more of the Company's then outstanding shares of common stock. The consummation of the Offer constitutes a "change in control" under these agreements.

     Whenever the phrase "good reason" is used below, it shall mean, among other things, the assignment to the executive officer of any duties inconsistent in any respect with his/her current position (including status, offices, titles, reporting requirements) authorities, duties, responsibilities with the Company immediately prior to the time at which a change in control occurred, or any other action taken by the Company or any successor which results in a diminution of such position, authority, duties or responsibilities.

     On August 18, 2000, Mr. Smedley executed a one-year employment agreement with the Company (the "Smedley Agreement"). Pursuant to the Smedley Agreement, Mr. Smedley is paid an annual base salary of $ 300,000 and is eligible for a target incentive bonus based on the Company's performance in the form of incentive stock options up to 200,000. Mr. Smedley was also granted options to purchase 50,000 shares of the Company's Common Stock. These stock options vested immediately. The Smedley Agreement provides that if Mr. Smedley is terminated other than for cause or resigns for good reason (as defined) after a change in control, he is entitled to the amount of his annual base salary through the date of termination (to the extent not theretofore paid); any amount of compensation deferred by Mr. Smedley; any accrued vacation pay; reimbursement for the cost of continuing welfare benefits for a period not to exceed eighteen months; provided, however, that he does not become re-employed with another employer and become eligible to receive medical and welfare under another employer provided plan. Under the Smedley Agreement, the Company provides to him, at its expense, a life insurance policy in the amount of $600,000 with the beneficiary designated by Mr. Smedley. Mr. Smedley also receives up to $8,750 of otherwise non-reimbursable medical expenses incurred by Mr. Smedley or his wife, 90% of his annual dues at a local yacht club and reimbursement for all of his business expenses associated with his employment by the Company.

     On August 18, 2000, the Company executed a three-year employment agreement with Sally Ball to serve as its Executive Vice President and Chief Financial Officer (the "Ball Agreement"). Pursuant to the Ball Agreement, Ms. Ball is paid an annual base salary of $125,000 and is eligible for a target incentive bonus up to 40% of her annual base salary. In connection with Ball Agreement, Ms. Ball was granted options to purchase 120,000 shares of Common Stock. Ms. Ball is eligible to participate in the Company's stock option plans and welfare benefit plans and is further entitled to paid vacation and perquisites provided by the Company to employees of similar level. In the event Ms. Ball resigns for good reason (as defined) after a change in control, the Company shall pay to Ms. Ball, in cash, the aggregate amount of: (i) the sum of her annual base salary through the date of termination to the extent not theretofore paid; (ii) any compensation previously deferred; (iii) 1.5 times her annual base salary; (iv) the highest annual incentive bonus that she earned during the five full fiscal years preceding the date of termination; (iv) a monthly amount in cash, for a period of eighteen months, equal to the Company's cost to provide welfare benefits which would have been provided (under certain circumstances); and (v) the cost of reasonable outplacement services.

     On August 18, 2000, the Company executed a three-year employment agreement with Larry Whitfield to serve as President of Exigent Software Technology, Inc. ("ESTI") (the "Whitfield Agreement"). Pursuant to the Whitfield Agreement, Mr. Whitfield is paid an annual base salary of $ 185,000 and is eligible for a target incentive bonus up to 40% of his annual base salary. In connection with the Whitfield Agreement, Mr. Whitfield was granted options to purchase 100,000 shares of the Company's Common Stock. Mr. Whitfield is eligible to participate in the Company's stock option plans and welfare benefit plans and is further entitled to paid vacation and perquisites provided by the Company to employees of similar level. In the event Mr. Whitfield resigns for good reason (as defined) after a change in control, the Company shall pay to him, in cash, the aggregate amount of: (i) the sum of his annual base salary through the date of termination to the extent not theretofore paid; (ii) any compensation previously deferred; (iii) 2.5 times his annual base salary(1); (iv) the highest annual incentive bonus that he earned during the five full fiscal years preceding the date of termination; (iv) a monthly amount in cash,

---------------

(1) This represents the maximum potential amount that could be payable under Mr. Whitfield's employment agreement.

for a period of eighteen months, equal to the Company's cost to provide welfare benefits which would have been provided (under certain circumstances); and (v) the cost of reasonable outplacement services.

     On August 18, 2000, the Company executed a three-year employment agreement with Glenn Dennis to serve as President of Exigent Solutions Group, Inc. ("ESG") (the "Dennis Agreement"). Pursuant to the Dennis Agreement, Mr. Dennis is paid an annual base salary of $ 235,000 and is eligible for a target incentive bonus up to 40% of his annual base salary. In connection with the Dennis Agreement, Mr. Dennis was granted options to purchase 100,000 shares of the Company's Common Stock. Mr. Dennis is eligible to participate in the Company's stock option plans and welfare benefit plans and is further entitled to paid vacation and perquisites provided by the Company to employees of similar level. In the event Mr. Dennis resigns for good reason (as defined) after a change in control, the Company shall pay to him in cash the aggregate amount of: (i) the sum of his annual base salary through the date of termination to the extent not theretofore paid; (ii) any compensation previously deferred; (iii) if such termination occurs: (a) during the first year of employment, Mr. Dennis shall be entitled to receive an amount equal to eighteen months of his annual base salary, (b) during the second year of his employment, Mr. Dennis shall be entitled to receive twelve months of his annual base salary, and (c) during the third year of employment, Mr. Dennis shall be entitled to receive six months of his annual base salary; (iv) the highest annual incentive bonus earned during the five full fiscal years preceding the date of termination; (iv) a monthly amount in cash, for a period of eighteen months, equal to the Company's cost to provide welfare benefits which would have been provided (under certain circumstances); and (v) the cost of reasonable outplacement services.

     On August 18, 2000, the Company executed a two-year agreement with William Presley to serve as Senior Vice President and Chief Technical Officer of ESTI. Mr. Presley's annual base salary is $ 152,975 and he was awarded options to purchase 30,000 shares of Common Stock. If employment is terminated as a result of a merger or acquisition, Mr. Presley will be entitled to severance pay, unless his employment is continued or reinstated by the new organization.

     On August 18, 2000, the Company executed a three-year employment agreement with Patricia Frank to serve as Director of Shareholder Relations, Corporate Administration and Secretary (the "Frank Agreement"). Pursuant to the Frank Agreement, Ms. Frank is paid an annual base salary of $ 67,500 and is eligible for a target incentive bonus up to 30% of her annual base salary. In connection with the Frank Agreement, Ms. Frank was granted options to purchase 60,000 shares of the Company's Common Stock. Ms. Frank is eligible to participate in the Company's stock option plans and welfare benefit plans and is further entitled to paid vacation and perquisites provided by the Company to employees of similar level. In the event Ms. Frank resigns for good reason after a change in control, the Company shall pay to her in cash the aggregate amount of: (i) the sum of her annual base salary through the date of termination to the extent not theretofore paid; (ii) any compensation previously deferred; (iii) 1.5 times her annual base salary; (iv) the highest annual incentive bonus earned during the five full fiscal years preceding the date of termination; (iv) a monthly amount in cash, for a period of eighteen months, equal to the Company's cost to provide welfare benefits which would have been provided (under certain circumstances); and (v) the cost of reasonable outplacement services.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal year ending December 31, 2000, the Compensation Committee consisted of Messrs. Collier, Comerford, Janowiak, Kraemer, Smedley and Usher. Mr. Smedley is the Company's Chairman and Chief Executive Officer. There were no committee interlocks with other companies in fiscal year ending December 31, 2000 within the meaning of the Securities and Exchange Commission's proxy rules.

                      REPORT OF THE COMPENSATION COMMITTEE

     NOTWITHSTANDING ANYTHING TO THE CONTRARY SET FORTH IN ANY OF THE COMPANY'S PREVIOUS FILINGS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THAT MIGHT INCORPORATE FUTURE FILINGS, INCLUDING THIS PROXY STATEMENT, IN WHOLE OR IN PART, THE FOLLOWING REPORT AND PERFORMANCE GRAPH SET FORTH HEREIN SHALL NOT BE INCORPORATED BY REFERENCE INTO ANY SUCH FILINGS AND SHALL NOT OTHERWISE BE DEEMED FILED UNDER SUCH ACTS. THE STOCK PRICE PERFORMANCE SHOWN IN THE PERFORMANCE GRAPH IS NOT NECESSARILY INDICATIVE OF FUTURE STOCK PRICE PERFORMANCE.

     The Compensation Committee of the Board of Directors has furnished the following report on executive compensation for fiscal year ending December 31, 2000.

     In mid-1997, the Company formed a Compensation Committee consisting of a non-employee director and the CEO. Currently, the Compensation Committee includes five independent directors (Mr. Collier, Mr. Usher, Mr. Kraemer, Mr. Janowiak and Mr. Comerford) and the CEO (Mr. Smedley). The Company's compensation plans, as a whole, are reviewed on a regular basis to ensure competitiveness. The Compensation Committee implemented and approved employment agreements for management and established stock option plans to reward employees for past performance. The CEO voted on the compensation plans for employees and abstained from voting on matters relating to his compensation.

     WHAT IS THE COMPANY'S PHILOSOPHY OF EXECUTIVE OFFICER COMPENSATION?

     The Company's executive compensation plans are designed to attract, retain, motivate and appropriately reward individuals who are responsible for the Company's long-term profitability, growth and return to stockholders. Compensation for executive officers consists of:

     - Base salary;

     - Annual incentive award based upon performance; and

     - Long-term incentive awards, typically in the form of stock options.

     The Compensation Committee believes that this three-part approach best serves the interests of the Company and its stockholders. As a result, much of the executive officers' compensation depends on the Company's financial performance. This enables the Company to meet the requirements of the highly competitive environment in which the Company operates while ensuring that executive officers are compensated in a way that advances both the short- and long-term interests of stockholders. Under this approach, compensation for these officers involves a significant proportion of pay that is "at risk" - namely, the annual bonus and stock options. The variable annual bonus permits individual performance to be recognized on an annual basis, and is based, in significant part, on an evaluation of the contribution made by the officer to Company performance. (Bonus arrangements applicable to the Chief Executive Officer are described below.) Stock options relate a significant portion of long-term remuneration directly to stock price appreciation realized by all of the Company's stockholders.

     BASE SALARY. The Company targets executive base salary ranges at the 50th to 75th percentile of relevant market data. The Chief Executive Officer annually establishes recommendations for each executive officer's base salary, based on an evaluation of the executive officer's performance and contribution for the previous year and on competitive pay practices. The Chief Executive Officer provides his/her recommendations to the Compensation Committee, and then presents them to the Board of Directors for approval.

     ANNUAL BONUS. Each year, in accordance with the Company's Annual Executive Incentive Plan, the Company's executive officers are eligible to receive an incentive bonus. The bonus is based on the Company's performance as measured against corporate financial and individual performance goals. The Chief Executive Officer provides his/her recommendations to the Compensation Committee, and then presents them to the Board of Directors for approval. To encourage stock ownership, the bonus is paid in a combination of cash and stock.

     For the fiscal year ending December 31, 2000, no bonuses were paid to any executive officers pursuant to the executive incentive compensation plan, as corporate financial goals were not met.

     STOCK OPTIONS. Stock option grants may be made to executive officers upon initial employment, upon promotion to a new, higher level position that entails increased responsibility and accountability, in connection with the execution of a new employment agreement, in connection with the achievement of certain company-wide performance or earnings goals, and/or when all previously granted stock options have either fully vested or are within twelve months of full vesting. The Chief Executive Officer recommends the number of options to be granted to executive officers, within a range associated with the individual's salary level, and presents this to the Compensation Committee for review and subsequent presentation to the Board of Directors for approval.

     HOW IS THE COMPANY'S CHIEF EXECUTIVE OFFICER COMPENSATED?

     Under his one-year employment agreement dated June 13, 2000 and executed on August 18, 2000, Mr. Smedley's base salary is $300,000. On July 3, 2000, the Compensation Committee approved the grant of 50,000 fully vested options at an exercise price of $2.50 per share based upon Mr. Smedley executing an employment agreement with the Company.

     Under Section 162(m) of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, deductions for employee remuneration in excess of $1 million which is not performance-based are disallowed for publicly traded companies. Since levels of compensation paid by the Company are expected to be significantly below $1 million, the Compensation Committee has determined that it is unnecessary at this time to seek to qualify the components of its compensation program as performance-based compensation within the meaning of
Section 162(m).

COMPENSATION COMMITTEE
William R. Usher (Chairman)
Arthur H. Collier
Gordon J. Comerford
Joseph S. Kraemer
Robert M. Janowiak
Bernard R. Smedley

                            STOCK PERFORMANCE GRAPH

     The stock price performance below is required by the Commission. It shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act by any general statement of incorporation by reference. In addition, this stock price performance graph shall not otherwise be deemed soliciting materials or filed under these Acts.

     The graph below compares the fifty-eight month cumulative total stockholder return on the shares of Exigent's common stock with the cumulative total return on the Nasdaq Stock Market (U.S.) Index ("NSMI"), and the Nasdaq Computer & Data Processing Index ("NCDPI"). The graph assumes that $100 was invested in the Shares, NSMI and NCDPI on March 24, 1997 and calculates the total return though January 31, 2001. The stock price performance shown in the graph below is based on historical data and does not necessarily indicate future stock price performance.

                COMPARISON OF 58 MONTH CUMULATIVE TOTAL RETURN*
    AMONG EXIGENT INTERNATIONAL INC., THE NASDAQ STOCK MARKET (U.S.) INDEX,
                AND THE NASDAQ COMPUTER & DATA PROCESSING INDEX

                        [PERFORMANCE GRAPH APPEARS HERE]

* $100 INVESTED ON 3/24/97 IN STOCK OR INDEX --
  INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING JANUARY 31.

        DATE           EXIGENT    NSMI    NCDPI
        ----           -------   ------   ------
3/24/1997............  100.00    100.00   100.00
4/97.................  140.63    101.49   111.77
7/97.................  118.75    128.73   139.97
10/97................  201.56    129.06   135.82
1/98.................  162.50    131.51   140.78
4/98.................  193.75    151.70   174.42
7/98.................  223.44    151.49   185.20
10/98................  193.75    144.38   174.65
1/99.................  212.50    205.82   282.36

        DATE           EXIGENT    NSMI    NCDPI
        ----           -------   ------   ------
4/99.................  259.38    208.06   267.31
7/99.................  212.50    216.52   275.66
10/99................  175.00    244.09   328.03
1/00.................  225.00    321.64   453.47
4/00.................  121.90    315.34   388.63
7/00.................  140.65    308.29   371.71
10/00................  101.60    275.21   350.34
1/01.................   93.75    225.30   273.74

                                   APPENDIX 1
                                HARRIS DESIGNEES

     The names and ages of the Harris Designees, and their present principal occupations or employment and five-year employment history, are set forth below. Except as otherwise noted, the Harris Designees has a business address of 1025 West Nasa Boulevard, Melbourne, Florida 32901.

                                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
        NAME           BUSINESS ADDRESS                    MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
        ----           ----------------                    ----------------------------------------------
Phillip W. Farmer                                          Chairman of the Board and Chief Executive
Age 62                                                     Officer of Harris since July 1995. President
                                                           of Harris from April 1993 to July 1999 and
                                                           reappointed President in June 2000. Chief
                                                           Operating Officer of Harris, 1993 to 1995.

Bryan R. Roub                                              Senior Vice President and Chief Financial
Age 59                                                     Officer of Harris since October 1993.

Richard L. Ballantyne                                      Director, Vice President and Secretary of the
Age 61                                                     Offeror. Vice President -- General Counsel and
                                                           Corporate Secretary of Harris since November
                                                           1989.

David S. Wasserman                                         Vice President and Treasurer of the Offeror.
Age 57                                                     Vice President -- Treasurer of Harris since
                                                           January 1993.

James L. Christie                                          Vice President and Controller of the Offeror.
Age 49                                                     Vice President -- Controller of Harris since
                                                           October 1999 and Vice President -- Acting
                                                           Controller of Harris from July 1999 to October
                                                           1999. Vice President -- Internal Audit of
                                                           Harris from August 1992 to June 1999.

Robert K. Henry        2400 Palm Bay Road NE               Vice President of the Offeror. President --
Age 53                 Palm Bay, FL 32905                  Government Communications Systems Division of
                                                           Harris since July 1999. Vice
                                                           President -- General Manager of the
                                                           Communications Systems Division of Electronic
                                                           Systems Sector of Harris from November 1997 to
                                                           July 1999. Vice President of engineering for
                                                           Sanders, a Lockheed Martin Company, from May
                                                           1997 to November 1997. Vice
                                                           President -- General Manager, Information
                                                           Systems for Sanders from June 1995 to April
                                                           1997.

Charles J. Greene                                          Assistant Treasurer of Offeror. Assistant
Age 46                                                     Treasurer of Harris since 1996. Staff Vice
                                                           President International Tax for Unisys
                                                           Corporation prior to joining Harris.

Scott T. Mikuen                                            Assistant Secretary of the Offeror. Corporate
Age 39                                                     & Finance Counsel and Assistant Secretary of
                                                           Harris since October 1996. Partner of the law
                                                           firm of Meltzer, Lippe, Goldstein, Wolf &
                                                           Schlissel from January 1996 to October 1996
                                                           (associate with such law from January 1993 to
                                                           January 1996).

Jeffrey P. Morrill                                         Assistant Treasurer of the Offeror. Assistant
Age 50                                                     Treasurer of Harris since 1991.

                                                                         ANNEX B


[Letterhead of CIBC World Markets Corp.]                CIBC WORLD MARKETS CORP.
                                                        425 Lexington Avenue
                                                        New York, NY 10017
                                                        Tel: 212-856-4000


                                  April 2, 2001

The Board of Directors
Exigent International, Inc.
1830 Penn Street
Melbourne, Florida 32901

Members of the Board:

You have asked CIBC World Markets Corp. ("CIBC World Markets") to render a written opinion ("Opinion") to the Board of Directors as to the fairness, from a financial point of view, to the holders of the common stock of Exigent International, Inc. ("Exigent"), other than Harris Corporation ("Harris") and its affiliates, of the Cash Consideration (defined below) provided for pursuant to the Agreement and Plan of Merger, dated as of April 2, 2001 (the "Merger Agreement"), among Manatee Merger Corp., a wholly owned direct subsidiary of Harris ("Sub"), and Exigent. The Merger Agreement provides for, among other things, (i) the commencement by Sub of a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of Exigent ("Exigent Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $3.55 per share, net to the seller in cash (the "Cash Consideration"), and (ii) subsequent to the Tender Offer, the merger of Sub with and into Exigent (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Exigent Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

In arriving at our Opinion, we:

(a)      reviewed the Merger Agreement;

(b) reviewed audited financial statements of Exigent for the fiscal years ended January 31, 1998, December 31, 1998, December 31, 1999 and December 31, 2000;

(c) reviewed financial projections of Exigent prepared by the management of Exigent;

(d) reviewed historical market prices and trading volumes for Exigent Common Stock;

(e) held discussions with the senior management of Exigent with respect to the business and prospects for future growth of Exigent;

(f) reviewed and analyzed certain publicly available financial data for certain companies we deemed comparable to Exigent;

(g) reviewed and analyzed certain publicly available information for transactions that we deemed comparable to the Transaction;

The Board of Directors
Exigent International, Inc.                             CIBC WORLD MARKETS CORP.
April 2, 2001
Page 2

(h) performed a discounted cash flow analysis of Exigent using certain assumptions of future performance provided to or discussed with us by the management of Exigent;

(i)      reviewed public information concerning Exigent;

(j) at the request of Exigent, approached and held discussions with certain third parties to solicit indications of interest in the possible acquisition of Exigent; and

(k) performed such other analyses and reviewed such other information as we deemed appropriate.

In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by Exigent and its employees, representatives and affiliates. With respect to financial forecasts of the future financial condition and operating results of Exigent provided to or discussed with us by the management of Exigent, we assumed, at the direction of the management of Exigent, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of Exigent. We also have assumed, with the consent of Exigent, that in the course of obtaining the necessary regulatory or third party approvals or consents for the Transaction, no delay, limitation restriction or condition will be imposed that would have a material adverse effect on the Transaction. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities (contingent or otherwise) of Exigent or its affiliated entities. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of Exigent or the price at which Exigent Common Stock will trade subsequent to announcement or upon consummation of the Transaction. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

We have acted as financial advisor to Exigent and to the Board of Directors in rendering this Opinion and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. We also will receive a fee upon delivery of this Opinion. In the ordinary course of business, CIBC World Markets and its affiliates actively trade or hold securities of Exigent and Harris for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction is fair, from a financial point of view, to the holders of Exigent Common Stock (other than Harris and its affiliates). This Opinion is for the use of the Board of Directors of Exigent in its evaluation of

The Board of Directors
Exigent International, Inc.                             CIBC WORLD MARKETS CORP.
April 2, 2001
Page 3

the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Exigent Common Stock in the Tender Offer or how such stockholder should vote on any matters relating to the Transaction.

                                                   Very truly yours,

                                                   /s/ CIBC World Markets Corp.

                                                   CIBC WORLD MARKETS CORP.

                               INDEX TO EXHIBITS

Exhibit 1. Offer to Purchase dated April 17, 2001 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).*
Exhibit 2.     Letter of Transmittal (incorporated by reference to Exhibit
               (a)(1)(B) to the Schedule TO).*
Exhibit 3. Agreement and Plan of Merger, dated April 2, 2001, by and among Harris Corporation, Manatee Merger Corp. and Exigent
               International, Inc. (incorporated by reference to Exhibit
               2.1 to the Current Report on Form 8-K filed with the Commission by Exigent International, Inc. on April 10,
               2001).
Exhibit 4. Voting and Tender Agreement, dated April 2, 2001, by and among Harris Corporation, Manatee Merger Corp. and Bernard
               R. Smedley (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Exigent International,
               Inc. with the Commission on April 10, 2001).
Exhibit 5.     Joint Press Release, dated April 3, 2001, of Harris
               Corporation and Exigent International, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Exigent International, Inc. on April 10, 2001).
Exhibit 6.     Information Statement Pursuant to Section 14(f) of the
               Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference and attached as ANNEX
               A).*
Exhibit 7.     Opinion of CIBC World Markets Corp. (attached as ANNEX B).*
Exhibit 8.     Letter to holders of the Shares, dated April 17, 2001.*

---------------

* Included in copies of the Schedule 14D-9 mailed to holders of the Shares.